FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 15, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Syndicated Loan Closes Significantly Oversubscribed

July 15, 2009

Moscow, Russian Federation – Mobile TeleSystems OJSC (the “Company” or “MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces successful closing of the syndication for its syndicated term loan facility originally signed in May 2009.  Due to additional demand, the facility was oversubscribed by nearly $100 million, bringing the total amount of the facility to $695 million(1).

The original syndicated loan singed in May 2009 was for $295 million and €214 million. On July 14, 2009, five international banks joined the group of 14 Mandated Lead Arrangers and Bookrunners, which resulted in the oversubscription.

The proceeds of the facility from May 2009 were used to refinance the $630 million three-year tranche of MTS’ $1.3 billion syndicated loan, which was originally signed in April 2006. The additional commitments raised post senior stage concluded in May 2009 will be used for general corporate purposes of the Company.

This three-year facility carries a margin of 650 basis points per annum over LIBOR/EURIBOR and will be repaid in three semiannual installments after a two-year grace period.

Mr. Alexey Kornya, acting Chief Financial Officer at MTS, commented: “Our ability to refinance the facility and to subsequently increase the size of the loan is a testament to the strong fundamentals of our business considering the unprecedented volatility in the international capital markets. It is particularly pleasing to note that MTS has been able to attract new lending banks in addition to our existing core group of banks. This facility provides MTS with additional financial flexibility to continue our investment programs and meet our future obligations”.

The five new participating financial institutions include VTB Bank (Deutschland) AG as the Lead Arranger of the facility; ZAO Svenska Handelsbanken as an Arranger and Alpha Bank A.E., Raiffeisen Zentralbank Oesterreich AG and ZAO Banca Intesa as Managers.

The original group of Mandated Lead Arrangers and Bookrunners consists of Absolut Bank; Banc of America Securities Limited; Bank of China (ELUOSI); Bank of China Limited; Bayerische Landesbank; BNP Paribas; Credit Suisse International; Export Development Canada; HSBC Bank plc; ING Bank N.V.; J.P. Morgan plc; the Royal Bank of Scotland; Joint-Stock company Banque Société Générale Vostok; Société Générale Corporate and Investment Bank Paris; UniCredit Group represented by ZAO UniCredit Bank and UniCredit Bank Austria AG and WestLB AG, London Branch.

Credit Suisse International and ING Bank N.V. acted as coordinating banks for the facility and ING Bank N.V. (London branch) is acting as the Facility Agent.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 93.98 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

(1) The syndicated term loan facility is denominated in both dollars and euros.  The actual amounts are $360 million and €238 million using the dollar:euro exchange rate of 1.4084 as of July 15, 2009.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: July 15, 2009